UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)
GENTEK INC.
(Name of Subject Company (Issuer))
ASP GT ACQUISITION CORP.
(Offeror)
a wholly-owned subsidiary of
ASP GT HOLDING CORP.
(Parent of Offeror)
American Securities Partners V, L.P.
American Securities Partners V(B), L.P.
American Securities Partners V(C), L.P.
American Securities Associates V, LLC
American Securities LLC
(Other Persons)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, no par value
(Title of Class of Securities)
37245X203
(CUSIP Number of Class of Securities)
Matthew F. LeBaron
American Securities LLC
The Chrysler Center
666 Third Avenue
New York, NY 10017
(212) 476-8000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Michael Lubowitz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$441,299,130.00	$24,624.49

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) 10,196,370 shares of common stock, no par value, of GenTek Inc., outstanding multiplied by the offer price of $38.00 per share, (ii) 461,691 shares of common stock, no par value, of GenTek Inc., which were subject to issuance pursuant to the exercise of outstanding options multiplied by $38.00 and (iii) 955,074 shares of common stock, no par value, of GenTek Inc., which were subject to issuance pursuant to the exercise of outstanding warrants multiplied by $38.00. The calculation of the filing fee is based on GenTek Inc.’s representation of its capitalization as of September 24, 2009.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00005580.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $24,624.49 Filing Party: ASP GT Holding Corp.

Form of Registration No.: Schedule TO Date Filed: September 29, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ Third-party tender offer subject to Rule 14d-1.

☐ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

     This Amendment No. 4 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2009, amends and supplements the Tender Offer Statement on Schedule TO filed on September 29, 2009 (the “Schedule TO”), as amended by Amendment No. 1 filed on October 9, 2009 (“Amendment No. 1”), Amendment No. 2 filed on October 15, 2009 (“Amendment No. 2”), and Amendment No. 3 filed on October 27, 2009 (“Amendment No. 3”), and relates to the offer by ASP GT Acquisition Corp., a Delaware corporation (the “Purchaser”), to purchase all of the outstanding shares of common stock, no par value (the “Shares”), of GenTek Inc., a Delaware corporation (“GenTek”), at a purchase price of $38.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 29, 2009 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer is made pursuant to the Agreement and Plan of Merger, dated as of September 28, 2009, by and among Parent, the Purchaser and GenTek. Parent is beneficially owned by American Securities Partners V, L.P., a Delaware limited partnership, American Securities Partners V(B), L.P., a Delaware limited partnership, and American Securities Partners V(C), L.P., a Delaware limited partnership.
     Documentation relating to the Offer has been mailed to GenTek stockholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885.
     All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO (as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3), except those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.
Item 11.
     Item 11 of the Schedule TO is amended and supplemented by adding the following text to such Item:
“The Offer and withdrawal rights expired at 12:00 Midnight, New York City time, on Tuesday, October 27, 2009. The Depositary has advised that, as of the expiration time, an aggregate of 9,593,530 Shares (including approximately 302,891 Shares subject to guarantees of delivery) were validly tendered and not withdrawn, representing approximately 93% of the total outstanding Shares. Therefore, the Minimum Condition has been satisfied. All Shares that were validly tendered and not properly withdrawn have been accepted for purchase by the Purchaser. The Purchaser will promptly pay for such Shares at the Offer Price.
Parent intends to promptly effect a short-form merger under Delaware law and, as a result, GenTek will become a direct, wholly-owned subsidiary of Parent.
As a result of the Merger, any Shares not tendered in the Offer (other than Shares held (i) in the treasury of GenTek or by GenTek’s subsidiaries, Parent or the Purchaser, which Shares shall be cancelled and shall cease to exist or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be cancelled and converted into the right to receive the same $38.00 in cash per Share, without interest thereon and less any applicable withholding taxes, that was paid in the Offer.
Additionally, as a result of the Merger, each issued, unexpired and unexercised Warrant will, in accordance with its terms, be cancelled and converted solely into the right to receive a payment in cash, less applicable tax withholding, of an amount equal to the product of (i) 3.2275 multiplied by (ii) $15.97 (the difference between $38.00 and $22.03, the per Share exercise price of the Warrants).

Following the Merger, the Shares will cease to be traded on the NASDAQ Global Select Market.
The full text of the press release issued by Parent and the Purchaser announcing the completion of the Offer is attached hereto as Exhibit (a)(5)(D) and is incorporated herein by reference.”
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended by adding the following exhibit thereto:

Exhibit	Exhibit Name
(a)(5)(D)	Press Release issued by ASP GT Holding Corp. and ASP GT Acquisition Corp. on October 28, 2009.

SIGNATURE
     After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

ASP GT HOLDING CORP.
By:	/s/ Matthew F. LeBaron
	Name:	Matthew F. LeBaron
	Title:	President

ASP GT ACQUISITION CORP.
By:	/s/ Matthew F. LeBaron
	Name:	Matthew F. LeBaron
	Title:	President

Date: October 28, 2009

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